DERBY SAVINGS BANK
                                   THRIFT PLAN




                       FINANCIAL STATEMENTS AND SCHEDULES


                        DECEMBER 31, 1996, 1995 AND 1994

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT





                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                          Year Ended December 31, 1996

                         Commission File Number 0-15213


                         DERBY SAVINGS BANK THRIFT PLAN


                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                               WATERBURY, CT 06720
                                 (203) 753-2921

Item 1.  CHANGES IN THE PLAN
         -------------------

         The Derby Savings Bank Thrift Plan (the "Plan") revised its adoption agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 4, 1995 was received to confirm approval of the change.

         The Plan and its net assets were merged on April 1, 1997 into the Webster Bank Employee Investment Plan, the 401(k) plan of Webster Bank, Waterbury, Connecticut, as a result of the merger of the sponsors of the plans. See Note 7 to the financial statements.


Item 2.  CHANGES IN INVESTMENT POLICY  None
         ----------------------------


Item 3.  CONTRIBUTIONS UNDER THE PLAN
         ----------------------------

         For the years ended December 31, 1996, 1995 and 1994, the six-month period ended December 31, 1993 and the fiscal year ended June 30, 1993, the amount of employer contributions under the Plan were: $97,033; $84,510; $88,266; $44,658 and $60,105, respectively.


Item 4.  PARTICIPATING EMPLOYEES
         -----------------------

         At December 31, 1996, there were 193 participants in the Plan.

         The number of participants in each investment program at December 31, 1996 was as follows:

                      Fleet Stable Assets Fund                108
                      Galaxy Intermediate
                       Government Income Bond Fund             72
                      Galaxy Equity Value Fund                139
                      Galaxy International Equity Fund         85
                      INVESCO Industrial Income Fund           51
                      DS Bancor, Inc. Common Stock Fund       191

Item 5.  ADMINISTRATION OF THE PLAN
         --------------------------

         Through January 31, 1997 (see Item 1), the Plan was administered by a designated person of the Board of Directors of Derby Savings Bank. The Plan's Administrator has full power and authority to administer the Plan and delegate the performance of such fiduciary and non-fiduciary responsibilities. The Plan Administrator during the year ended December 31, 1996 was as follows:

            Harry P. DiAdamo Jr.        President, CEO & Treasurer
                                         Derby Savings Bank

         Mr. DiAdamo received no compensation for services from the Plan during the Plan's year ended December 31, 1996.

         The current Plan Adminstrators are three members of the Webster Bank Retirement Plan Committee (the "Committee") which were appointed by that Committee. Committee members are selected by Webster's Board of Directors. The three appointees have full power and authority to administer the Plan and to interpret its provisions. The present Plan Administrators are as follows:

                      James C. Smith        Chairman and CEO
                      Lee A. Gagnon         Executive Vice President,
                                             COO and Secretary
                      Renee P. Seefried     Senior Vice President,
                                             Human Resources


Item 6.  CUSTODIANS OF INVESTMENTS
         -------------------------

         (a) Fleet Financial Services is the Plan's investment manager, custodian of investments and directed trustee as of December 31, 1996. Fleet Financial Services is located at One Constitution Plaza, Hartford, CT 06115, and offers various financial services.

         (b) Investment and administrative expenses aggregating $12,680, $17,703, and $10,010 during the years ended
                       December 31, 1996, 1995 and 1994, were borne by Derby Savings Bank.

         (c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $5,000,000 by the CNA Insurance Companies, Continental Casualty Co., Chicago, Illinois.

Item 7.  REPORTS TO PARTICIPATING EMPLOYEES
         ----------------------------------

         Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any part thereof. Individual participant statements are also provided on a quarterly basis.


Item 8.  INVESTMENT OF FUNDS
         -------------------

         Participants may direct their contributions into any one of the following six investment options:

                      1) Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

                      2) Galaxy Intermediate Government Income Bond Fund - Funds are invested in investment grade debt obligations, issued or guaranteed by the U.S. Government, or money market instruments, that are rated within the three highest categories of Standard & Poor's or Moody's.

                      3) Galaxy Equity Value Fund - Funds are invested in a diverse portfolio of stocks.

                      4) Galaxy International Equity Fund - Funds are invested in equity securities of foreign issuers.

                      5) INVESCO Industrial Income Fund - Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

                      6)   DS Bancor,Inc. Common Stock Fund.

Item 9.  FINANCIAL STATEMENTS AND SCHEDULES
         ----------------------------------
                                                            Page(s)
                                                            -------
         Financial Statements

                   Independent Auditor's Report             F-1 - F-2

                   Statements of Net Assets Available for      F-3
                   Plan Benefits as of December 31, 1996
                   and 1995

                   Statements of Changes in Net Assets         F-4
                   Available for Plan Benefits for the
                   Years Ended December 31, 1996, 1995
                   and 1994

                   Notes to Financial Statements            F-5 - F-11

                   Supplemental Schedules:

                   Assets Held for Investment at           F-12 - F-13
                     December 31, 1996 and 1995

                   Reportable Transactions for the         F-14 - F-15
                     Years Ended December 31, 1996
                     and 1995

                   Non-Exempt Transactions of Parties-         F-16
                     in-Interest for the Years Ended
                     December 31, 1996 and 1995

                   Schedule of the Allocation of Plan      F-17 - F-18
                     Assets and Liabilities to Investment
                     Programs as of December 31, 1996 and
                     1995

                   Schedule of Plan Income and  Changes    F-19 - F-21
                     in Equity in Investment Programs for
                     the Years Ended  December 31,  1996,
                     1995 and 1994

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                               DERBY SAVINGS BANK THRIFT PLAN






Date:      June 27, 1997       By: /s/ James C. Smith
                                       -------------------------------
                                       James C. Smith
                                       Executive Member of the
                                       Retirement Plan Committee


Date:      June 27, 1997       By: /s/ Renee P. Seefried
                                       -------------------------------
                                       Renee P. Seefried
                                       Member of the Retirement
                                       Plan Committee

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================



                          YEAR ENDED DECEMBER 31, 1996

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================







CONTENTS


Independent Auditor's Report


FINANCIAL STATEMENTS

Statements of net assets available
   for plan benefits.......................................Exhibit A

Statements of changes in net assets
   available for plan benefits.............................Exhibit B


Notes to financial statements



SUPPLEMENTAL SCHEDULES

Assets held for investment................................Schedule 1
Reportable transactions...................................Schedule 2
Non-exempt transactions of parties-in-interest............Schedule 3
Allocation of plan assets and
   liabilities to investment programs.....................Schedule 4
Plan income and changes in equity
   in investment programs.................................Schedule 5



                                     FRIEDBERG, SMITH & CO., P.C.
                                     CERTIFIED PUBLIC ACCOUNTANTS
HENRY L. KATZ, C.P.A.                       855 MAIN STREET           MILTON H. FRIEDBERG, C.P.A., 1922-1955
CLAYTON A. FRIEDBERG, C.P.A.            BRIDGEPORT, CONN. 06604       HARRY W. BABINEAU, C.P.A., 1939-1960
MURRAY R. GLASS, C.P.A.                                               FREDERICK R. NEWPORT, C.P.A., 1942-1966
LOUIS G. STRASSER, C.P.A.                PHONE (203) 366-5876         GEORGE W. MEDER, C.P.A., 1926-1967
DAVID M. ZIEFF, C.P.A.                    FAX  (203) 366-1924         JOSEPH Y. SMITH, C.P.A., 1967-1985
LARRY M. HEILWEIL, C.P.A.                  _________________
JOSEPH F. KUBIK,C.P.A.                                                              MEMBERS
THOMAS R. DURAND, C.P.A.                  1250 SUMMER STREET                   AMERICAN INSTITUTE OF
ROBERT J. SCHLESS, C.P.A.               STAMFORD, CONN. 06905              CERTIFIED PUBLIC ACCOUNTANTS
EDWARD BACKER, C.P.A.
JOSEPH ROSENMAN, C.P.A.                  PHONE (203) 359-1100                  CONNECTICUT SOCIETY OF
JOHN P. McCARTHY, C.P.A.                  FAX  (203) 359-8145              CERTIFIED PUBLIC ACCOUNTANTS
RICHARD P. OFFENBACH, C.P.A.
CIRO J. PIRONE, C.P.A.
WILLIAM H. VAN ALSTYNE, C.P.A.


                          Independent Auditor's Report
                          ----------------------------



The Plan Administrators of the
 Derby Savings Bank Thrift Plan
Waterbury, Connecticut


We have audited the accompanying statements of net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Plan Administrators of the
 Derby Savings Bank Thrift Plan
Page Two


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the accompanying financial statements, the Plan and its net assets were merged on April 1, 1997 into the Webster Bank Employee Investment Plan, the 401(k) plan of Webster Bank.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                 FRIEDBERG, SMITH & CO., P.C.



Bridgeport, Connecticut
June 16, 1997

                   DERBY SAVINGS BANK THRIFT PLAN            EXHIBIT A
                   ==============================

                           STATEMENTS OF
               NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     DECEMBER 31, 1996 AND 1995
               ---------------------------------------



A S S E T S                                           1996             1995
-----------                                           ----             ----

Investments (Notes 1, 2, 3 and 6)
   At Fair Value:
   --------------
      Fleet Stable Asset Fund                     $1,095,832        $1,034,229
      Galaxy Intermediate
       Government Income Bond Fund                   275,590           253,999
      Galaxy Equity Value Fund                       996,086           654,664
      Galaxy International Equity Fund               322,466           292,361
      DS Bancor, Inc. Common Stock Fund              671,509           353,634
      INVESCO Industrial Income Fund                 233,935            90,495
                                                   ---------         ---------

                                                   3,595,418         2,679,382
                                                   ---------         ---------

Other (Notes 1, 2 and 6):
-------------------------
   Participants' Loans Receivable                    145,039           121,305
   Participants' Loan Payments
    Due from Employer                                  6,836             6,073
   Employer's Contributions Receivable                 8,940            13,149
   Participants' Contributions Receivable             28,318            44,216
   Accrued Income Receivable                           7,086             9,351
   Short-Term Investment Fund                         35,779             9,663
   Cash, Non-Interest Bearing                          9,067                61
                                                   ---------         ---------

      Total Other                                    241,065           203,818
                                                   ---------         ---------

TOTAL ASSETS                                       3,836,483         2,883,200


LIABILITIES                                                -                 -
-----------                                        ---------         ---------


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS (Notes 4, 5 and 7)                 $3,836,483        $2,883,200
                                                   =========         =========



See notes to financial statements.

                   DERBY SAVINGS BANK THRIFT PLAN            EXHIBIT B
                   ==============================

                           STATEMENTS OF
          CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
            YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
            --------------------------------------------

                                     Year Ended    Year Ended    Year Ended
                                     December 31,  December 31,  December 31,
                                        1996          1995          1994
                                     -----------   -----------   -----------
Additions to Net Assets:

   Net Investment Income
    (Loss) (Notes 2 and 3):
    -----------------------
      Net Appreciation
       (Depreciation) in Fair
       Value of Investments          $  225,741    $  168,441     $  (94,536)
      Interest and Dividends -
       Investments                      250,447       163,349        127,042
      Interest - Loans                   15,009         8,645          4,997
      Net Realized Gains
       (Losses) - Investments            47,888        11,042         (6,289)
                                      ---------     ---------      ---------

                                        539,085       351,477         31,214
   Contributions (Note 3):
   -----------------------
      Employer                           97,033        84,510         88,266
      Participants                      405,506       345,017        371,277
      Rollover                                -        53,680         45,288
                                      ---------     ---------      ---------

         Total Additions              1,041,624       834,684        536,045

Deductions from Net Assets:
---------------------------
   Benefits Paid
    to Participants                     (88,341)     (362,045)       (68,085)
                                      ---------     ---------      ---------


Net Increase (Note 4)                   953,283       472,639        467,960

Net Assets Available for Benefits:
----------------------------------
   Beginning of Period                2,883,200     2,410,561      1,942,601
                                      ---------     ---------      ---------

   End of Period                     $3,836,483    $2,883,200     $2,410,561
                                      =========     =========      =========



See notes to financial statements.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------


NOTE 1 - PLAN DESCRIPTION
         ----------------

         The following  brief  description of the Derby Savings Bank Thrift Plan
         (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1985.

         The Plan is a defined contribution plan covering substantially all full-time employees of Derby Savings Bank and its subsidiaries (Bank) who have one-half year of eligible service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Each year participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's contributions, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors. Effective August 31, 1993 (Note 5) all Bank contributions, both matching and discretionary, are to be invested in DS Bancor, Inc. (DS Bancor) common stock. The Bank is a wholly owned subsidiary of DS Bancor.

         Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

         Participants are immediately 100 percent vested in their contributions and in any Bank matching and discretionary contributions, plus actual earnings thereon.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------



NOTE 1 - PLAN DESCRIPTION (continued)
         ----------------------------

         Participants may direct their contributions in any of the following six investment options:

          1. Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

          2. Galaxy Intermediate Government Income Bond Fund - Funds are invested in investment grade debt obligations rated within the three highest categories of Standard & Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

          3. Galaxy Equity Value Fund - Funds are invested in a diverse portfolio of stocks.

          4. Galaxy International Equity Fund - Funds are invested in equity securities of foreign issuers.

          5. INVESCO Industrial Income Fund - Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

          6. DS Bancor Common Stock - Funds are invested in common stock of DS Bancor.

         Participants may change their investment options daily effective April 1, 1995. Prior to the Plan's change to daily valuation, participants could change their investment options on a quarterly basis.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------


NOTE 1 - PLAN DESCRIPTION (continued)
         ----------------------------

         Participants may borrow against their account balances. Loan amounts can be a minimum of $1,000 to a maximum of the lesser of $50,000 or 50 percent of a participant's account balance. Loan terms range to a maximum of 10 years if loan funds are used to purchase a participant's primary residence. Loan funds used for any other purpose have a maximum term of 5 years. The loans are secured by a participant's account balance and bear interest at a fixed rate equal to 100 basis points above Fleet Bank's Prime rate at the time the loan is originated. Principal and interest are repaid ratably through biweekly payroll deductions.

         Upon termination of service due to death, disability or retirement at age 65, participants may elect to receive a lump-sum amount equal to the value of their account balance or installment payments in accordance with the Plan. For terminations of service due to other reasons, participants may receive the value of their account balance as a lump-sum distribution.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

          (a) The accompanying financial statements and schedules have been prepared in conformity with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

          (b) The Plan's investments at December 31, 1996 and 1995 are stated at fair value which is based on quoted market prices. Net appreciation or depreciation on investments is recorded in the Statements of Changes in Net Assets Available for Plan Benefits.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
         ------------------------------------------------------

          (c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

          (d)  Benefits are recorded when paid.

          (e) Cash and Cash Equivalents - The Fleet short-term investment fund is a money market fund whose units are cash equivalents but are not insured.

          (f) The average cost method is used for determining the cost of investments sold.

          (g)  Investment and  administrative  expenses are borne by the sponsor
               and  therefore   are  not  reflected  in  the  Plan's   financial
               statements.


NOTE 3 - INVESTMENTS
         -----------

         In  October  1993,  the  Plan  entered  into an  agreement  with  Fleet
         Investment Services (Fleet) to act as investment manager and as directed trustee. Pursuant to the agreement, the assets of the Plan were transferred to Fleet and invested in various investment options as directed by participants (Notes 1 and 5).

         Prior to the agreement, Plan investments were maintained by Connecticut General Life Insurance Company (CGLIC) and invested in a guaranteed investment contract with CGLIC (Note 5).

         During the years ended December 31, 1996, 1995 and 1994, the Plan purchased common stock of DS Bancor (Note 1) aggregating 6,761, 5,636 and 9,812 shares at a cost of $226,780, $143,012 and $254,552, respectively, and sold 4,350, 1,206 and 1,097 shares for proceeds aggregating $141,754, $29,961 and $31,377, respectively. The cost of the stock sold was $109,105, $29,775 and $28,331, respectively. 1,115 shares were acquired through two 5% stock dividends and 392 shares were distributed as a part of employee terminations during 1995.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------



NOTE 4 - TAX STATUS
         ----------

         The Plan has received a favorable determination letter from the Internal Revenue Service, which qualifies the Plan for favorable tax treatment under Sections 401(k) and 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under provisions of
         Section 501(a).


NOTE 5 - PLAN AMENDMENTS
         ---------------

         Effective August 31, 1993, the Bank's Board of Directors approved a plan amendment that authorized the transfer of plan assets from CGLIC to Fleet and appointed Fleet as investment manager and directed trustee. The amendment authorized participants to invest their account balances in various investment options, including DS Bancor common stock, and also provided that, henceforth, Bank matching and discretionary contributions would be invested solely in shares of DS Bancor common stock.

         The Plan revised its Adoption Agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 4, 1995 was received to confirm approval of the change.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ===============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------



NOTE 6 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------------------------

         The following  methods and  assumptions  were used to estimate the fair
         value  of  each  class  of  financial   instruments  for  which  it  is
         practicable to estimate that value:

         Cash and Cash Equivalents
         -------------------------

         The carrying amount of the short-term investment fund is equivalent to its fair value.

         Investments
         -----------

         The fair values of investments are based on quoted market prices.

         Participants' Loans Receivable
         ------------------------------

         The carrying amount of the participant loans is estimated to approximate their fair value as the loans provide for offset of the loan principal balance against the fair value of participant's investment if a participant is terminated. The loan terms include fixed interest equivalent to the prime rate plus 1% at the time of origination and maximum maturities of 5 to 10 years.

         Accrued Income Receivable
         -------------------------

         The carrying amount approximates fair value.

         Contributions Receivable
         ------------------------

         The carrying amount approximates fair value.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ==============================

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                           --------------------------



NOTE 7 - SUBSEQUENT EVENTS
         -----------------

         On January 31, 1997, DS Bancor, Inc. (DS Bancor), parent company of Derby Savings Bank, was merged into Webster Financial Corporation (Webster), and Derby Savings Bank was merged into Webster Bank, a subsidiary of Webster, in accordance with an Agreement and Plan of Merger which was approved on January 30, 1997 by stockholders of both DS Bancor and Webster.

         As part of the merger, Webster Bank has merged the Plan and its assets into its own 401(k) plan effective April 1, 1997.

         The accompanying financial statements reflect the Plan's net assets without considering the effects on its net assets, if any, of the above noted mergers. The corporate merger and plan merger could affect the realization of assets and liquidation of liabilities as reflected at December 31, 1996, and therefore, the accompanying financial statements should be read considering the corporate and plan mergers and the effects they could have on the Plan's net assets.


NOTE 8 - RECLASSIFICATION
         ----------------

         Certain 1995 balances have been reclassified to conform to the 1996 presentation.

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 1
                   ==============================
                                                           Page 1 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1996
              --------------------------------------



Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1996:

                                      Units/      Fair
                                      Shares      Value        Cost
                                    ----------  ----------  ----------
Fleet Stable Asset Fund             109,583.22  $1,095,832  $1,095,832

Galaxy Intermediate Government
 Income Bond Fund                    27,476.58     275,590     282,941

Galaxy Equity Value Fund             67,577.04     996,086     942,885

Galaxy International Equity Fund     23,401.01     322,466     308,229

DS Bancor, Inc. Common Stock Fund    16,279.00     671,509     447,491

INVESCO Industrial Income Fund       17,380.04     233,935     221,471
                                                 ---------   ---------


   Total                                        $3,595,418  $3,298,849
                                                 =========   =========

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 1
                   ==============================
                                                           Page 2 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1995
              --------------------------------------



Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1995:

                                      Units/      Fair
                                      Shares      Value        Cost
                                    ----------  ----------  ----------
Fleet Stable Asset Fund             103,422.88  $1,034,229  $1,034,229

Galaxy Intermediate Government
 Income Bond Fund                    24,352.74     253,999     252,404

Galaxy Equity Value Fund             47,370.76     654,664     625,358

Galaxy International Equity Fund     22,048.36     292,361     281,131

DS Bancor, Inc. Common Stock Fund    13,868.00     353,634     329,816

INVESCO Industrial Income Fund        7,114.35      90,495      85,616
                                                 ---------   ---------


   Total                                        $2,679,382  $2,608,554
                                                 =========   =========

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 2
                   ==============================
                                                           Page 1 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1996
                -----------------------------------



                                                 Carrying
                                                 Basis at
                                 Sale/Purchase  Transaction
                                     Price         Date     Gain/(Loss)
                                 -------------  ----------- -----------
Purchase - Fleet Short-Term
 Investment Fund
 481,241 Units                     $  481,241   $  481,241    $     -

Sale - Fleet Short-Term
 Investment Funds
 455,124 Units                        455,124      455,124          -

Purchase - Fleet Stable
 Asset Fund
 55,021.589 Units                     550,216      550,216          -

Sale - Fleet Stable
 Asset Fund
 48,861.247 Units                     488,612      488,612          -

Purchases - Galaxy
 Equity Value Fund
 31,163.421 Units                     465,709      465,709          -

Sale - Galaxy Equity
 Value Fund
 10,957.141 Units                     158,431      148,183     10,248

Purchase - Galaxy International
 Equity Fund
 10,548.720 Units                     146,401      146,401          -

Purchase - DS Bancor, Inc.
 Common Stock Fund
 6,761 Shares                         226,780      226,780          -

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 2
                   ==============================
                                                           Page 2 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1995
                -----------------------------------



                                                 Carrying
                                                 Basis at
                                 Sale/Purchase  Transaction
                                     Price         Date     Gain/(Loss)
                                 -------------  ----------- ----------
Purchase - Fleet Short-Term
 Investment Fund
 292,168 Units                     $  292,168   $  292,168    $     -

Sale - Fleet Short-Term
 Investment Fund
 282,507 Units                        282,507      282,507          -

Purchase - Fleet Stable
 Asset Fund
 22,403.7562 Units                    224,038      224,038          -

Sale - Fleet Stable
 Asset Fund
 38,040.2786 Units                    380,403      380,403          -

Purchases - Galaxy
 Equity Value Fund
 20,622.315 Units                     283,233      283,233          -

Purchases - DS Bancor, Inc.
 Common Stock Fund
 5,636 Shares                         143,012      143,012          -

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 3
                   ==============================


                 SCHEDULE OF NON-EXEMPT TRANSACTIONS
                       OF PARTIES-IN-INTEREST
               YEARS ENDED DECEMBER 31, 1996 AND 1995
               --------------------------------------




                               1 9 9 6
                               -------


                                 NONE




                               1 9 9 5
                               -------


                                 NONE




                                              DERBY SAVINGS BANK THRIFT PLAN                                       SCHEDULE 4
                                              ==============================
                                                                                                                  Page 1 of 2


                                            SCHEDULE OF THE ALLOCATION OF PLAN
                                       ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                                               YEAR ENDED DECEMBER 31, 1996
                                       ---------------------------------------------


                                       GALAXY
                         FLEET      INTERMEDIATE     GALAXY                    INVESCO
                         STABLE      GOVERNMENT      EQUITY       GALAXY      INDUSTRIAL    DS BANCOR,
                         ASSET         INCOME        VALUE     INTERNATIONAL    INCOME     INC. COMMON   PARTICIPANT
A S S E T S              FUND        BOND FUND        FUND      EQUITY FUND      FUND       STOCK FUND     LOANS           TOTAL
-----------           -----------    ----------   ----------    -----------   ----------    ----------   ---------    -------------
Investments           $1,095,832       $275,590     $996,086       $322,466     $233,935      $671,509    $      -      $3,595,418
Participants'
 Loans Receivable              -              -            -              -            -             -     145,039         145,039
Participants' Loan
 Payments Due from
 Employer                      -              -            -              -            -             -       6,836           6,836
Employer's
 Contributions
 Receivable                    -              -            -              -            -         8,940           -           8,940
Participants'
 Contributions
 Receivable                7,389          2,256       10,678          3,388        2,259         2,348           -          28,318
Accrued Income
 Receivable                5,657          1,429            -              -            -             -           -           7,086
Short-Term
 Investment Fund               -              -            -              -            -        35,779           -          35,779
Cash, Non-Interest
 Bearing                   2,407            797        3,872          1,053          764           174           -           9,067
                       -----------------------------------------------------------------------------------------------------------

   Total Assets        1,111,285        280,072    1,010,636        326,907      236,958       718,750     151,875       3,836,483
                       -----------------------------------------------------------------------------------------------------------

Net Assets Available
 for Plan Benefits    $1,111,285       $280,072   $1,010,636       $326,907     $236,958      $718,750    $151,875      $3,836,483
                       ===========================================================================================================




                                              DERBY SAVINGS BANK THRIFT PLAN                                       SCHEDULE 4
                                              ==============================
                                                                                                                  Page 2 of 2


                                            SCHEDULE OF THE ALLOCATION OF PLAN
                                       ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                                               YEAR ENDED DECEMBER 31, 1995
                                       ---------------------------------------------


                                       GALAXY
                         FLEET      INTERMEDIATE     GALAXY                    INVESCO
                         STABLE      GOVERNMENT      EQUITY       GALAXY      INDUSTRIAL    DS BANCOR,
                         ASSET         INCOME        VALUE     INTERNATIONAL    INCOME     INC. COMMON   PARTICIPANT
A S S E T S              FUND        BOND FUND        FUND      EQUITY FUND      FUND       STOCK FUND     LOANS           TOTAL
-----------           -----------    ----------   ----------    -----------   ----------    ----------   ---------    -------------
Investments          $1,034,229       $253,999     $654,664       $292,361      $90,495       $353,634    $      -      $2,679,382
Participants'
 Loans Receivable             -              -            -              -            -              -     121,305         121,305
Participants' Loan
 Payments Due from
 Employer                     -              -            -              -            -              -       6,073           6,073
Employer's
 Contributions
 Receivable                   -              -            -              -            -         13,149           -          13,149
Participants'
 Contributions
 Receivable              12,945          4,419       15,304          6,495        2,865          2,188           -          44,216
Accrued Income
 Receivable               5,594          1,331            -              -        2,426              -           -           9,351
Short-Term
 Investment Fund              -              -            -              -            -          9,663           -           9,663
Cash, Non-Interest
 Bearing                      -              -            -              -            2             59           -              61
                      ------------------------------------------------------------------------------------------------------------

   Total Assets       1,052,768        259,749      669,968        298,856       95,788        378,693     127,378       2,883,200
                      ------------------------------------------------------------------------------------------------------------

Net Assets Available
 for Plan Benefits   $1,052,768       $259,749     $669,968       $298,856      $95,788       $378,693    $127,378      $2,883,200
                      ============================================================================================================




                                              DERBY SAVINGS BANK THRIFT PLAN                                       SCHEDULE 5
                                              ==============================
                                                                                                                  Page 1 of 3
                                       SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                                                  IN INVESTMENT PROGRAMS
                                               YEAR ENDED DECEMBER 31, 1996
                                       ---------------------------------------------

                                         GALAXY
                             FLEET     INTERMEDIATE     GALAXY                  INVESCO
                             STABLE     GOVERNMENT      EQUITY     GALAXY      INDUSTRIAL   DS BANCOR,
                             ASSET        INCOME        VALUE   INTERNATIONAL    INCOME    INC. COMMON  PARTICIPANT
                             FUND       BOND FUND        FUND    EQUITY FUND      FUND     STOCK FUND      LOANS          TOTAL
                          ----------   -----------   ----------- -----------   ----------  -----------   ---------     ----------
Investment Income (Loss)
------------------------
   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments          $        -     $ (8,947)   $   23,895    $  3,007     $  7,586     $200,200    $      -      $  225,741
   Interest and
    Dividends -
    Investments               64,529       16,213       125,515      19,501       19,733        4,956           -         250,447
   Interest - Loans                -            -             -           -            -            -      15,009          15,009
   Net Realized
    Gains (Losses) -
    Investments                    -       (2,186)       10,248       6,782          396       32,648           -          47,888
                           ------------------------------------------------------------------------------------------------------

      Net Investment
       Income (Loss)          64,529        5,080       159,658      29,290       27,715      237,804      15,009         539,085

Contributions
-------------
   Employer                        -            -             -           -            -       97,033           -          97,033
   Participants              101,365       36,515       152,117      48,103       30,627       36,779           -         405,506
   Rollover                        -            -             -           -            -            -           -               -

Fund Transfers               (78,145)     (20,875)       62,983     (37,471)      86,296      (22,276)      9,488               -

Withdrawals and
 Terminations                (29,232)        (397)      (34,090)    (11,871)      (3,468)      (9,283)          -         (88,341)
                           ------------------------------------------------------------------------------------------------------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits            58,517       20,323       340,668      28,051      141,170      340,057      24,497         953,283

Net Assets Available
 for Plan Benefits:
-------------------
   Beginning of Period     1,052,768      259,749       669,968     298,856       95,788      378,693     127,378       2,883,200
                           ------------------------------------------------------------------------------------------------------

   End of Period          $1,111,285     $280,072    $1,010,636    $326,907     $236,958     $718,750    $151,875      $3,836,483
                           ======================================================================================================




                                              DERBY SAVINGS BANK THRIFT PLAN                                       SCHEDULE 5
                                              ==============================
                                                                                                                  Page 2 of 3
                                       SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                                                  IN INVESTMENT PROGRAMS
                                               YEAR ENDED DECEMBER 31, 1995
                                       ---------------------------------------------

                                         GALAXY
                             FLEET     INTERMEDIATE     GALAXY                  INVESCO
                             STABLE     GOVERNMENT      EQUITY     GALAXY      INDUSTRIAL   DS BANCOR,
                             ASSET        INCOME        VALUE   INTERNATIONAL    INCOME    INC. COMMON  PARTICIPANT
                             FUND       BOND FUND       FUND     EQUITY FUND      FUND     STOCK FUND      LOANS          TOTAL
                          ----------    ----------   ----------- -----------   ----------  -----------   ---------     ----------
Investment Income (Loss)
------------------------
   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments         $        -     $ 23,188     $ 62,445      $ 21,800     $ 4,878      $ 56,130     $      -      $  168,441
   Interest and
    Dividends -
    Investments              72,669       16,301       61,203         9,355       3,227           594            -         163,349
   Interest - Loans               -            -            -             -           -             -        8,645           8,645
   Net Realized
    Gains (Losses) -
    Investments                   -       (1,943)       9,381         2,973         445           186            -          11,042
                          --------------------------------------------------------------------------------------------------------

      Net Investment
       Income (Loss)         72,669       37,546      133,029        34,128       8,550        56,910        8,645         351,477

Contributions
-------------
   Employer                       -            -            -             -           -        84,510            -          84,510
   Participants             125,224       33,725      103,243        57,482      11,684        13,659            -         345,017
   Rollover                  53,680            -            -             -           -             -            -          53,680

Fund Transfers             (236,872)     (10,291)     103,711       (21,705)     75,554        40,038       49,565               -

Withdrawals and
 Terminations              (170,446)     (45,014)     (95,241)      (36,268)          -       (12,040)      (3,036)       (362,045)
                          --------------------------------------------------------------------------------------------------------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits         (155,745)      15,966      244,742        33,637      95,788       183,077       55,174         472,639

Net Assets Available
 for Plan Benefits:
-------------------
   Beginning of Period    1,208,513      243,783      425,226       265,219           -       195,616       72,204       2,410,561
                          --------------------------------------------------------------------------------------------------------

   End of Period         $1,052,768     $259,749     $669,968      $298,856     $95,788      $378,693     $127,378      $2,883,200
                          ========================================================================================================



                                              DERBY SAVINGS BANK THRIFT PLAN                                       SCHEDULE 5
                                              ==============================
                                                                                                                  Page 3 of 3
                                       SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                                                  IN INVESTMENT PROGRAMS
                                               YEAR ENDED DECEMBER 31, 1994
                                       ---------------------------------------------

                                                    GALAXY
                                        FLEET     INTERMEDIATE     GALAXY
                                        STABLE     GOVERNMENT      EQUITY     GALAXY       DS BANCOR,
                                        ASSET        INCOME        VALUE   INTERNATIONAL  INC. COMMON  PARTICIPANT
                                        FUND       BOND FUND       FUND     EQUITY FUND   STOCK FUND      LOANS          TOTAL
                                     ----------    ----------   ----------- -----------   -----------   ---------     ----------
Investment Income (Loss)
------------------------
   Net Appreciation (Depreciation)
    in Fair Value of Investments     $        -      $(20,567)   $(31,005)   $(10,652)     $(32,312)     $     -    $  (94,536)
   Interest and Dividends -
    Investments                          63,777        15,660      43,340       4,143           122            -       127,042
   Interest - Loans                           -             -           -           -             -        4,997         4,997
   Net Realized Gains (Losses) -
    Investments                               -        (6,619)     (2,566)       (151)        3,047            -        (6,289)
                                      ----------------------------------------------------------------------------------------

      Net Investment Income (Loss)       63,777       (11,526)      9,769      (6,660)      (29,143)       4,997        31,214

Contributions
-------------
   Employer                                   -             -           -           -        88,266            -        88,266
   Participants                         115,974        53,071     119,821      61,497        20,914            -       371,277
   Rollover                              12,379             -      14,205      18,704             -            -        45,288

Fund Transfers                           44,458       (75,144)   (144,622)     61,147       107,861        6,300             -

Withdrawals and Terminations            (43,467)       (1,199)     (2,355)     (3,845)      (16,017)      (1,202)      (68,085)
                                      ----------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
 Available for Plan Benefits            193,121       (34,798)     (3,182)    130,843       171,881       10,095       467,960

Net Assets Available
 for Plan Benefits:
-------------------
   Beginning of Period                1,015,392       278,581     428,408     134,376        23,735       62,109     1,942,601
                                      ----------------------------------------------------------------------------------------

   End of Period                     $1,208,513      $243,783    $425,226    $265,219      $195,616      $72,204    $2,410,561
                                      ========================================================================================